The Goldman Sachs Group, Inc. (GS)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278.

GS Shareholder since 2018

Please Vote for Proposal Topic that Won our 42% Support at the 2020 Goldman Sachs Annual Meeting in spite of management’s unfair 2020 proxy editing practices

Shareholder Right to Act by Written Consent, Proposal 5:

Management says that shareholders should wave the white flag of surrender on having a right to act by written consent simply because management has less effective ways to purportedly allow shareholders to have input. Management naively says that shareholders can rely on the goodwill of management in order to have input.

Management apparently does not understand that written consent can be structured so that all shareholders receive notice.

Written consent allows management to transparently contact all shareholders.

Written consent can be structured to allow management to have amply advance notice.

Written consent is super democratic because a shareholder needs to do nothing and it automatically counts against a written consent campaign.

Written consent thrives on broad shareholder support since 51% of all shares in existence must approve. This can translate into 67% support from the shares that normally vote at our annual meeting.

Written consent is all the more important now with the transition to online shareholder meetings. With online shareholder meetings management is king. There is no deliberation and no discussion. The format is a shareholder question and a management response. The management response can be totally unrelated to the shareholder question. Then management can skip to another topic.

Yes – Shareholder Right to Act by Written Consent, Proposal 5

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.